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                                                                    Exhibit 99.1

                                                     [GRAPHIC OMITTED]

NEWS RELEASE


OLICOM REPORTS RECORD REVENUE AND EARNINGS FOR THIRD QUARTER 1997

Copenhagen, Denmark and Dallas, Texas, Oct. 15, 1997 - Olicom A/S (Nasdaq:
OLCMF), a leading global supplier of high-performance networking solutions, today reported financial results for the third quarter ended Sept. 30, 1997.

Net sales for the third quarter were $64.0 million compared with $45.5 million in net sales reported in the third quarter of 1996.

Net income for the third quarter of 1997 was $6.1 million compared with $4.1 million in net income reported for the third quarter of 1996. Earnings per share were $0.34 per share on 18.2 million shares outstanding, compared with $0.28 per share on 14.8 million shares outstanding reported for the third quarter of 1996.

"Our fifth consecutive record in quarterly earnings was noteworthy because this was Olicom's first full quarter of integration and synergy with the former CrossComm, which we acquired in June," said Mr. Lars Stig Nielsen, Olicom's chief executive officer. "We have already realized some benefits from these synergies during the September launch of our industry-leading Token-Ring and ATM network switching products. These products continue to demonstrate Olicom's ability to deliver price-performance leadership."

During September, Olicom launched its CrossFireTM 8600 Token-Ring switch, which introduced a price-per-port which is half the average price of previous generation products. Concurrently, the Company launched the CrossFireTM 9100 ATM workgroup switch. The OC-9100 features reduced complexity for enterprises transitioning from frame-based to cell-based backbones, and the first product implementation of the ATM ABR/Explicit Rate (ER) standard. ABR/ER delivers the promise of standards based flow control under ATM.

During the quarter, sales of Olicom's industry-leading Token-Ring PCI adapters grew at a sequential rate of 15 percent. This 15 percent growth, together with strong post-launch sales of the Company's new switching products, and other revenue related thereto, pushed the gross margin to 50.5 percent. The gross margin was further bolstered by lower revenues, year over year, from Lasat, Olicom's subsidiary which produces lower margin modem products.

                                     -more-


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On October 3, 1997 Olicom announced its intention to be listed on the Copenhagen
Stock Exchange in November.

Olicom designs, develops, manufactures and markets high-performance, high-availability networking solutions for corporate enterprises, specializing in providing end-to-end connectivity solutions and a migration path to high-speed LANs. Olicom offers products utilizing Token-Ring, Ethernet, Fast Ethernet, and ATM network technologies. This wide coverage allows customers to engage Olicom as a single source for complete, cost-efficient networking solutions. The products of Olicom and its subsidiary, LASAT, are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the company's SEC filings or by contacting the company. Current Olicom news and product/service information is available at the company's World Wide Web site at http://www.olicom.com.

                                       ###

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ from predicted results. Further information on factors that could affect the company's results are detailed from time to time in Olicom's periodic filings with the Securities and Exchange Commission, specifically the most recent Annual Report on Form 20-F.

Statements of income and balance sheets follow.


CONTACT INFORMATION:
OLICOM GROUP
Boje Rinhart, CFO                   Michael Camp, CEO
Olicom A/S                          Olicom, Inc.
+45 45 27 00 77                     972-423-7560

EDITORIAL CONTACTS:                 INVESTOR RELATIONS CONTACT:
OLICOM, INC.                        STAPLETON COMMUNICATIONS
Diane Weldin                        Tersh Barber
972-516-4698                        415-988-9207
dweldin@olicom.com                  tersh@stapleton.com